Exhibit 99.1

CCH Reports First Half 2025 Unaudited Financial Results

MALAYSIA, December 16, 2025 — CCH Holdings Ltd (“CCH” or the “Company,” NASDAQ: CCHH), one of the leading specialty hotpot restaurant chains in Malaysia, specializing in chicken hotpot and fish head hotpot, today announced its unaudited financial results for the six months ended June 30, 2025.

Initial Public Offering

On October 6, 2025, the Company closed its initial public offering of 1,250,000 ordinary shares at a price to the public of US$4.00 per ordinary share. The Company’s ordinary shares began trading on the Nasdaq Capital Market on October 3, 2025, under the symbol “CCHH.”

First Half of 2025 Financial Highlight

●	As of the date of this press release, we operate or license a total of 30 restaurant outlets, among which there are 19 Chicken Claypot House restaurant outlets, 4 Zi Wei Yuan restaurant outlets, 1 Chicken Claypot House-Zi Wei Yuan cross-over restaurant outlets, 2 restaurant outlets under the brand Bibixian focusing on Teochew-style chicken hotpot, 2 food courts under the brand 888 Family Food Court, and 2 restaurant outlets under the brand Banbudian Bistro offering Sichuan cuisine.

●	Total revenues were US$4.67 million for the six months ended June 30, 2025, compared to US$4.45 million for the six months ended June 30, 2024.

●	Net loss was US$90,904 for the six months ended June 30, 2025, compared to net income of US$506,484 for the six months ended June 30, 2024.

Goh Kok Foong, the Company’s founder, chairman and chief executive officer, commented, “The first half of 2025 was a period of both challenges and meaningful progress for our business. Despite a softer domestic economic environment and heightened cost pressures across the supply chain, we remained focused on maintaining operational efficiency and broadening product distribution. Our successful Nasdaq listing in October 2025 represents a transformative step for the Company’s position to pursue broader growth opportunities across the catering industry. Looking ahead, we believe that we have the position that will allow us to navigate ongoing market uncertainties, focus on executing our strategic priorities and investing in areas that deliver long-term shareholder value.”

Benjamin Yap Kean Ming, the Company’s chief financial officer, added, “While a softer domestic economy and cautious consumer sentiment created headwinds in the first half, we leveraged on our sales of food ingredients and condiments to mitigate this pressure, delivering an approximately 5.0% year-on-year overall revenue growth for the period. The influx of capital from the Nasdaq listing in October 2025 will enhance our financial flexibility and positions us to pursue future expansion initiatives.”

Key Financial Results

	For the Six Months Ended June 30,				Change in
	2024		2025		amount	% of
	US$	%	US$	%	US$	change
Revenues	4,445,159	100.0	4,668,079	100.0	222,920	5.01%
Cost of revenues	(3,266,934)	(73.5)	(3,788,714)	(81.2)	(521,780)	15.97%
Gross profit	1,178,225	26.5	879,365	18.8	(298,860)	-25.37%

Operating expenses
Selling and marketing expenses	(167,081)	(3.8)	(120,099)	(2.6)	46,982	-28.12%
General and administrative expenses	(332,147)	(7.5)	(636,540)	(13.6)	(304,393)	91.64%
Gain/(loss) from equity method investments	18,004	0.4	(36,866)	(0.8)	(54,870)	-304.77%
Total operating expenses	(481,224)	(10.9)	(793,505)	(17.0)	(312,281)	64.89%
Income from operations	697,001	15.6	85,860	1.8	(611,141)	-87.68%

Other income/(expenses)
Other income, net	14,813	0.3	24,560	0.5	9,747	65.80%
Financial expenses, net	(67,564)	(1.5)	(62,632)	(1.3)	4,932	-7.30%
Total other expenses, net	(52,751)	(1.2)	(38,072)	(0.8)	14,679	-27.83%

Income/(loss) before income tax expense	644,250	14.4	47,788	1.0	(596,462)	-92.58%
Income tax expense	(143,976)	(3.2)	(88,854)	(1.9)	55,122	-38.29%
Net income/(loss)	500,274	11.2	(41,066)	(0.9)	(541,340)	-108.21%

Use of Non-GAAP Financial Measures

We consider adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. We define adjusted net income for a specific period as net income in the same period excluding certain non-recurring IPO professional expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income/(loss) for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the six months ended June 30,
	2024	2025
	US$	US$
Net income/ (loss)	500,274	(41,066)
Add:
Non-recurring IPO professional expenses	-	173,138
Total	500,274	132,072

Unaudited Financial Results for the Six Months Ended June 30, 2025

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Six Months Ended June 30,				Change in
	2024		2025		amount	% of
	US$	%	US$	%	US$	change
Revenues
Restaurant operations	4,284,011	96.4	4,456,598	95.5	172,587	4.03%
Company-owned restaurant operations	3,513,721	79.0	3,074,004	65.9	(439,717)	-12.51%
Sales of food ingredients and condiments	457,054	10.3	1,118,505	24.0	661,451	144.72%
Franchise licensing	313,236	7.1	264,089	5.6	(49,147)	-15.69%
Others	161,148	3.6	211,481	4.5	50,333	31.23%
Total revenues	4,445,159	100.0	4,668,079	100.0	222,920	5.01%

We recorded total revenues of US$4.67 million for the six months ended June 30, 2025, representing an increase of 5.0% from US$4.45 million for the six months ended June 30, 2024, primarily driven by the increase in revenues generated from our sales of food ingredients and condiments and others, partially offset by the decrease in revenues generated from Company-owned restaurant operations and franchise licensing and others.

Restaurant Operations

Company-owned restaurant operations. Revenues from company-owned restaurant operations decreased by 12.5% from US$3.51 million for the six months ended June 30, 2024 to US$3.07 million for the six months ended June 30, 2025, primarily attributable to domestic economy instability affecting the market sentiment which led to the consumers being more prudent on daily spending.

Sales of food ingredients and condiments. Revenues from sales of food ingredients and condiments increased by 144.7% from US$0.46 million for the six months ended June 30, 2024 to US$1.12 million for the six months ended June 30, 2025, primarily attributable to the increased sales of products to one local distributor of food supply chain amounted to US$0.72 million, partially offset by the decreased sales of products to franchised restaurants.

Franchised licensing. Revenues from franchised licensing decreased by 15.7% from US$0.31 million for the six months ended June 30, 2024 to US$0.26 million for the six months ended June 30, 2025. The decrease in revenues is primarily attributable to the downward adjustment of annual license fees for certain licensees renewing their license term, partially offset by the slight increase in royalties.

Others

Revenues from leasing out buildings increased by 31.2% from US$0.16 million for the six months ended June 30, 2024 to US$0.21 million for the six months ended June 30, 2025, primary attributable to the longer average leasing duration as lessor in the first half of 2025, as there were two existing lease agreements commenced during 2024.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues presented by cost categories, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Six Months Ended June 30,				Change in
	2024		2025		amount	% of
	US$	%	US$	%	US$	change
Cost of revenues
Material costs	1,464,732	33.0	1,866,005	40.0	401,273	27.40%
Payroll costs	987,168	22.2	1,083,033	23.2	95,865	9.71%
Rental costs	461,123	10.4	465,273	10.0	4,150	0.90%
Utilities costs	177,046	4.0	177,535	3.8	489	0.28%
Depreciation of property and equipment	124,104	2.8	103,163	2.2	(20,941)	-16.87%
Repairs and maintenance costs	44,214	1.0	82,707	1.8	38,493	87.06%
Others	8,547	0.1	10,998	0.2	2,451	28.68%
Total cost of revenues	3,266,934	73.5	3,788,714	81.2	521,780	15.97%

We recorded a total cost of revenues of US$3.79 million for the six months ended June 30, 2025, representing an increase of 16.0% from US$3.27 million for the six months ended June 30, 2024, primarily driven by the increase in cost of materials and payroll costs, which was attributable to (i) the increased sales of food ingredients and condiments during the first half of 2025, and also (ii) a result of the appreciation of Malaysian Ringgit (MYR) against the U.S. Dollar (USD) for the six months ended June 30, 2024 to the first half year of June 30, 2025.

Material costs. Our costs of materials including costs of food, beverage and consumables, increased from US$1.46 million for the six months ended June 30, 2024 to US$1.87 million for the six months ended June 30, 2025, which was driven by the increased cost in sales of food ingredients and condiments during the first half of 2025.

Payroll costs. Our payroll costs including salaries and related social insurance costs for restaurant staff increased from US$0.99 million for the six months ended June 30, 2024 to US$1.08 million for the six months ended June 30, 2025, as a result of the appreciation of Malaysian Ringgit (MYR) against the U.S. Dollar (USD) for the six months ended June 30, 2024 to the first half year of June 30, 2025.

Rental costs. Our rental costs incurred for restaurant premises were US$0.46 million and US$0.47 million for the six months ended June 30, 2024 and 2025, respectively, which remained relatively stable.

Utilities costs. Our utilities costs incurred for restaurants’ daily operations were US$0.18 million and US$0.18 million for the six months ended June 30, 2024 and 2025, respectively, which remained relatively stable.

Depreciation of property and equipment. Our depreciation of property and equipment primarily including depreciation of leasehold improvements and equipment used for restaurant operations, and depreciation of buildings for leasing out, slightly decreased from US$0.12 million for the six months ended June 30, 2024 to US$0.10 million for the six months ended June 30, 2025.

Repairs and maintenance costs. Our repairs and maintenance costs increased from US$0.04 million for the six months ended June 30, 2024 to US$0.08 million for the six months ended June 30, 2025 mainly due to the increase of consumable tool expenses for repairs and maintenance in restaurant outlets.

Others. Our other miscellaneous costs were approximately US$0.01 million and US$0.01 million for the six months ended June 30, 2024 and 2025, respectively.

Gross profit and gross profit margin

The following table below sets forth our gross profit and gross profit margin in respect of revenue streams for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	Margin %	US$	Margin %
Gross profit and gross profit margin
Restaurant operations	1,044,011	24.4	708,211	15.9
Others	134,214	83.3	171,154	80.9
Total	1,178,225	26.5	879,365	18.8

Our gross profits were US$1.18 million and US$0.88 million for the six months ended June 30, 2024 and 2025, respectively, representing a gross profit margin of 26.5% and 18.8%, respectively. The decrease in gross profit margin was primarily attributable to the significant increase in percentage of sales of food ingredients and condiments with lower gross profit margin, which adversely drove down the overall gross profit margin.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 28.1%, from US$0.17 million for the six months ended June 30, 2024 to US$0.12 million for the six months ended June 30, 2025, which was mainly attributable to the decrease in expenses we incurred to advertise and promote our brand and restaurants by further actively reducing ineffective external marketing activities, slightly offset by the increase in payroll expenses of in-house marketing team.

General and administrative expenses

Our general and administrative expenses increased by 91.6% from US$0.33 million for the six months ended June 30, 2024 to US$0.64 million for the six months ended June 30, 2025, respectively, primarily due to an increase in professional service expenses in connection with our initial public offering of US$0.26 million, and a decrease in gain from disposal of property and equipment of US$0.09 million; partially offset by the decrease in expected credit losses of US$0.06 million.

Financial expenses, net

Our financial expenses, net were US$0.07 million and US$0.06 million for the six months ended June 30, 2024 and 2025, which remained relatively stable.

Net income/(loss)

As a result of the foregoing, we recorded a net income of US$0.50 million and a net loss of US$0.04 million for the six months ended June 30, 2024 and 2025, respectively. The decrease from net income to net loss was primarily attributable to (i) decrease in gross profit driven by increase in percentage of sales of food ingredients and condiments with lower gross profit margin and (ii) the significant increase in professional service expenses in connection with our initial public offering.

About CCHH

We are one of the leading specialty hotpot restaurant chains in Malaysia, specializing in chicken hotpot and fish head hotpot. With roots in George Town, Penang, Malaysia since 2015, we have become a top player in the specialty hotpot market in Malaysia.

We are committed to providing the most authentic Sichuan hotpot experience with Hong Kong style chicken hotpot traditions, to suit the discerning Malaysian palate. With our established brands in specialty hotpot and exclusive signature dishes that are well received by customers, we are committed to further expanding our reach in Malaysia and beyond.

We offer catering services in Malaysia and outside Malaysia mainly under two brands, namely Chicken Claypot House for our chicken hotpot restaurants and Zi Wei Yuan for our fish head hotpot restaurants through a combination of company-owned restaurant outlets and franchised restaurant outlets. As of the date of this report, we operate or license a total of 30 restaurant outlets. Among the 26 restaurant outlets operated or licensed by us in Malaysia, there are 16 company-owned restaurant outlets and 10 franchised restaurant outlets. We also have 4 franchised restaurant outlets located in three other countries including Thailand and China.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the specialty hotpot market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations

Scott Powell

Skyline Corporate Communications Group, LLC

Email: cch_ir@cchasia.com.my

Phone: +1 (646) 893-5835

CCH HOLDINGS LTD

CCH HOLDINGS LTD

CONDENSED BALANCE SHEETS

(In U.S. Dollar, except for share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$545,472	$388,156
Accounts receivable, net	582,640	654,379
Inventories	311,425	295,726
Amount due from related parties, current	2,697,519	2,091,087
Prepaid expenses and other current assets	1,259,867	2,200,908
Deferred offering cost	-	243,267
Total current assets	5,396,923	5,873,523

Non-current assets:
Property and equipment, net	3,665,754	3,877,261
Operating lease right-of-use assets, net	746,200	663,898
Finance lease right-of-use assets, net	185,718	182,903
Intangible assets, net	198,794	200,613
Long-term investments	186,322	159,555
Amounts due from related parties, non-current	727,891	773,051
Other non-current assets	57,275	60,828
Total non-current assets	5,767,954	5,918,109
TOTAL ASSETS	$11,164,877	$11,791,632

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	458,275	405,953
Deferred revenue	36,952	35,867
Accounts payable	562,304	265,047
Notes payable	48,075	351,696
Income tax payable	18,133	7,651
Current portion of long-term bank loans	72,579	92,930
Amounts due to related parties, current	177,075	383,016
Operating lease liabilities, current	656,536	512,273
Finance lease liabilities, current	35,265	38,043
Accrued expenses and other current liabilities	713,130	819,363
Total current liabilities	2,778,324	2,911,839

Non-current liabilities
Long-term bank loans	1,812,131	1,917,107
Operating lease liabilities, non-current	186,286	220,635
Finance lease liabilities, non-current	92,197	78,747
Deferred tax liabilities	90,279	115,322
Total non-current liabilities	2,180,893	2,331,811
TOTAL LIABILITIES	4,959,217	5,243,650

Equity
Ordinary shares (par value of $0.00001 per share; 5,000,000,000 shares authorized, 18,000,000 issued and outstanding, as of December 31, 2024 and June 30, 2025, respectively)*	180	180
Additional paid-in capital	4,669,382	4,669,382
Subscription receivables	(180)	(180)
Retained earnings	1,648,144	1,613,420
Accumulated other comprehensive (loss)/gain	(111,866)	271,773
Total shareholders’ equity attributable to CCH Holdings Ltd	6,205,660	6,554,575
Non-controlling interests	-	(6,593)
Total shareholders’ equity	6,205,660	6,547,982
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,164,877	$11,791,632

*	The share and per share information are presented on a retrospective basis to reflect the Reorganization and Share Surrender (collectively “Recapitalization”) completed on June 5, 2025 and September 5, 2025, respectively. (Note 1 (b))

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CCH HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. Dollar, except for share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
Revenues	$4,445,159	$4,668,079
– Revenues from third parties	3,821,393	4,237,770
– Revenues from related parties	623,766	430,309
Cost of revenues	(3,266,934)	(3,788,714)
Gross profit	1,178,225	879,365

Operating expenses
Selling and marketing expenses	(167,081)	(120,099)
General and administrative expenses	(332,147)	(636,540)
Gain/(loss) from equity method investments	18,004	(36,866)
Total operating expenses	(481,224)	(793,505)
Income from operations	697,001	85,860

Other income/(expenses)
Other income, net	14,813	24,560
Financial expenses, net	(67,564)	(62,632)
Total other expenses, net	(52,751)	(38,072)

Income before income tax expense	644,250	47,788
Income tax expense	(143,976)	(88,854)
Net income/(loss)	$500,274	$(41,066)
Less: Net loss attributable to non-controlling interests	-	(6,342)
Net income/(loss) attributable to CCH Holdings Ltd	$500,274	$(34,724)

Other comprehensive income/(loss):
Foreign currency translation adjustment	93,591	(383,639)
Total comprehensive income/(loss)	593,865	(424,705)
Less: Comprehensive income attributable to non-controlling interests	-	6,091
Comprehensive income/(loss) attributable to CCH Holdings Ltd	$593,865	$(430,796)

Earnings/(loss) per ordinary share attributable to ordinary shareholders of CCH Holdings Ltd
Basic and diluted	$0.028	$(0.002)

Weighted average number of shares outstanding used in calculating net income per ordinary share
Basic and diluted*	18,000,000	18,000,000

*	The share and per share information are presented on a retrospective basis to reflect the Reorganization and Share Surrender (collectively “Recapitalization”) completed on June 5, 2025 and September 5, 2025, respectively. (Note 1 (b))

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CCH HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollar, except for share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Subscription	Retained	Accumulated other comprehensive	Total shareholders’ equity attributable to CCH Holdings	Non- controlling	Total shareholders’
	Share*	Amount	capital	receivables	earnings	(loss)/gain	Ltd	interests	equity
Balance as of December 31, 2023	18,000,000	$180	$3,723,121	$(180)	$734,743	$(332,972)	$4,124,892	$-	$4,124,892
Net income	-	-	-	-	500,274	-	500,274	-	500,274
Contribution from shareholders	-	-	923,830	-	-	-	923,830	-	923,830
Foreign currency translation adjustment	-	-	-	-	-	(93,591)	(93,591)	-	(93,591)
Balance as of June 30, 2024	18,000,000	$180	$4,646,951	$(180)	$1,235,017	$(426,563)	$5,455,405	$-	$5,455,405

Balance as of December 31, 2024	18,000,000	$180	$4,669,382	$(180)	$1,648,144	$(111,866)	$6,205,660	$-	$6,205,660
Net loss	-	-	-	-	(34,724)	-	(34,724)	(6,342)	(41,066)
Foreign currency translation adjustment	-	-	-	-	-	383,639	383,639	(251)	383,388
Balance as of June 30, 2025	18,000,000	$180	$4,669,382	$(180)	$1,613,420	$271,773	$6,554,575	$(6,593)	$6,547,982

*	The share and per share information are presented on a retrospective basis to reflect the Reorganization and Share Surrender (collectively “Recapitalization”) completed on June 5, 2025 and September 5, 2025, respectively. (Note 1 (b))

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CCH HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar, except for share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$500,274	$(41,066)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Provision/(Reversal) for expected credit losses	39,442	(15,567)
Depreciation and amortization expenses	144,511	132,184
Amortization of operating right-of-use assets	432,199	438,990
Amortization of finance right-of-use assets	12,767	13,791
Interest accretion for finance leases	2,240	1,869
(Earnings)/loss in equity method investment	(18,004)	36,866
Loss from disposal of property and other equipment	93,328	544
Deferred taxes	(46,563)	18,701
Changes in operating assets and liabilities:
Accounts receivable	(54,973)	(18,667)
Inventories	80,004	33,686
Prepaid expenses and other current assets	(281,998)	(234,056)
Amount due from related parties	(353,243)	(281,226)
Other non-current assets	112,995	-
Accounts payable	(63,662)	(319,482)
Accrued expenses and other current liabilities	(259,091)	(111,009)
Income tax payable	(67,318)	(11,165)
Notes payable	(21,902)	289,176
Amount due to related parties	2,524	193,619
Advances from customers	(4,437)	(3,249)
Operating lease liabilities	(454,227)	(471,316)
Net cash used in operating activities	$(205,134)	$(347,377)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loans to related parties	(1,154,667)	(204,586)
Collection of interest-free loans to related parties	298,139	1,230,104
Interest-free loans to third parties	(155,516)	(601,079)
Purchases of property, equipment and software	(31,328)	(108,235)
Net cash (used in)/provided by investing activities	$(1,043,372)	$316,204

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank overdrafts	323,141	1,889,706
Repayments of bank overdrafts	(359,316)	(1,967,382)
Proceeds from long-term bank loans	-	45,712
Repayments of long-term bank loans	(25,898)	(37,637)
Capital injection from shareholders	923,830	-
Install payments of finance leases	(18,275)	(19,741)
Repayment of loan from third parties	-	(35,484)
Payment for deferred offering cost	-	(27,873)
Net cash provided by/(used in) financing activities	$843,482	$(152,699)

Effect of exchange rate changes	$891	$26,556
Net change in cash	(404,133)	(157,316)

Cash, at beginning of the period	1,094,705	545,472
Cash, at end of the period	$690,572	$388,156

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$328,591	$196,792
Interest expense paid	$67,365	$72,016

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Additions of operating lease right-of-use assets in exchange of operating lease liabilities	$119,276	$315,295

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCH Holdings Ltd (the “Company” or “CCH”) was incorporated under the laws of the Cayman Islands on December 2, 2024 as an exempted company with limited liability. The Company and its operating subsidiaries (collectively referred to as the “Group”) operate a hotpot restaurant chain in Malaysia, specializing in chicken hotpot and fish head hotpot, mainly under two brand, namely “Chicken Claypot House” and “Zi Wei Yuan”, owned by the wholly owned subsidiaries of the Company, Signature Tasty Claypot House Holding Sdn. Bhd. (“STCH Holding”) and Zi Wei Yuan (Raja Uda) Sdn. Bhd. (“ZWY Raja Uda”), respectively. The Company conducts its operations through its wholly owned subsidiaries in Malaysia and is primarily engaged as a restaurant operator, licensor and loyalty owner, and general trader. Currently, the Group has developed a restaurant chain including 16 company-owned restaurant outlets, 10 franchised restaurant outlets in Malaysia, and 4 franchised restaurant outlets outside Malaysia.

(b)	Reorganization

In preparation for listing in a stock market of the United States, the Company undertook a reorganization (“Reorganization”) through the following steps:

●	The Company, incorporated on December 2, 2024 under the laws of the Cayman Islands, is an investment holding company of the Group.

●	As of May 16, 2025, the Company issued 30,000,000 ordinary shares in total, with a par value of US$0.00001 each, to seven shareholders of STCH Holding.

●	On June 5, 2025, 100% equity interest of STCH Holding were transferred from the seven shareholders to the Company, and the Company ultimately obtained control in STCH Holding and its subsidiaries (referred to as “Operating Subsidiaries”).

The equity interest of the Company was ultimately held as to 54% by Mr. Goh Kok Foong, and the remaining 46% by other six shareholders. The shareholders and their respective equity interests in the Operating Subsidiaries remain similar immediately before and after the Reorganization, with Mr. Goh Kok Foong being the controlling shareholder, who is also the founder and Chief Executive Officer (“CEO”) of the Group.

On September 5, 2025, the Company effected a share surrender of 12,000,000 shares at $0.00001 per share from all shareholders (“Share Surrender”), that is, approximately 40% of ordinary shares were surrendered from every shareholder (with the fractional shares rounding off to the nearest whole share). The Share Surrender had no effect on any shareholders’ proportionate equity interest in the Company. The par value remained at $0.00001 per share following the Share Surrender, and the number of the Company’s issued and outstanding ordinary shares reduced to 18,000,000 shares. As a result, the aggregate par value of the outstanding ordinary shares reduced, with the aggregate share subscription receivable correspondingly reduced. The Share Surrender has no effect on the Company’s total shareholders’ equity.

The Company, together with its wholly-owned subsidiaries, resulting from the Reorganization have always been under common control of the same controlling shareholder (i.e. Mr. Goh Kok Foong) before and after the Reorganization and the subsequent Share Surrender (collectively “Recapitalization”). As a result of the Recapitalization, all share and per share data in the consolidated financial statements have been retrospectively adjusted to all periods presented pursuant to ASC 260. The consolidation of the Group has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intercompany transactions.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

The details of the Company’s primary subsidiaries are as follows:

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Signature Tasty Claypot House Holding Sdn. Bhd. (“STCH Holding”)	The Company	May 8, 2019	100%	Restaurant operation with a central kitchen, licensor and loyalty owner, and general trader
Signature Tasty Claypot House (GH) Sdn. Bhd. (“STCH GH”)	STCH Holding	October 1, 2019	100%	Restaurant operation
Zi Wei Yuan (Raja Uda) Sdn. Bhd. (“ZWY Raja Uda”)	STCH Holding	April 11, 2022	100%	Restaurant operation
CHH KL Group Sdn. Bhd. (“CHH KL”)	STCH Holding	March 9, 2021	100%	Restaurant operation
CCH Tropika Sdn. Bhd. (“CCH Tropika”)	STCH Holding	October 21, 2022	100%	Restaurant operation
GTL F&B Sdn. Bhd. (“GTL F&B”)	STCH Holding	November 11, 2021	100%	Restaurant operation
GEF Family Food Sdn. Bhd. (“GEF”)	GTL F&B	May 11, 2022	80%	Restaurant operation

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2023 and 2024. The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year or any future periods. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2024.

(b)	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to provision of allowance for expected credit losses, estimates for inventory write-downs and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(a)	Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Group. For the Group’s unaudited condensed consolidated financial statements as of December 31, 2024 and June 30, 2025, non-controlling interests represent the minority shareholder’s 20% equity interests in one subsidiary, GEF. Non-controlling interest’s operating results are presented on the unaudited condensed consolidated statements of operations and comprehensive income as an allocation of the total loss for the periods to one non-controlling shareholder.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(d)	Foreign currency

The Group’s reporting currency is United States dollars (“US$” or “$”). The Group’s subsidiaries incorporated in Malaysia generally use their local currencies as their functional currencies, i.e. Malaysian Ringgit (“MYR”). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters.

In preparing the financial statements of each individual group entity, transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange gains and losses resulting from the settlement of monetary items, and the retranslation of monetary items, are recorded as foreign currency exchange gain or loss included in “Financial expenses, net” in the unaudited condensed consolidated financial statements of operations and comprehensive income.

The Group entities with functional currencies other than the US$, translate their operating results and financial position into US$, the Group’s reporting currency. Assets and liabilities in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	As of December 31,	As of June 30,
	2024	2025
Period-end spot rate (US$ against MYR)	4.4695	4.2084

	For the six months ended June 30,
	2024	2025
Average rate (US$ against MYR)	4.7262	4.3752

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits which can be withdrawn by the Group on demand and are subject to an insignificant risk of changes in their fair value. As of December 31, 2024 and June 30, 2025, substantially all of the Group’s cash and cash equivalents were hold in reputable financial institutions located in Malaysia, which are unrestricted as to withdraw and use. The Group has not experienced any losses in its deposit balances and believes it is not exposed to any significant credit risks on its cash and cash equivalents.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(f)	Expected credit losses

The Group’s accounts receivable, amounts due from related parties, deposits and other receivables in prepaid expenses and other current assets are within the scope of ASU No. 2016-13. The Group has identified the relevant risk characteristics of its customers and the related receivables and deposits in prepaid expenses and other current assets, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted. For the six months ended June 30, 2024 and 2025, the Group recognized expected credit loss of US$39,442 and reversed expected credit loss of US$15,567, respectively.

(g)	Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the provision for credit losses. As of December 31, 2024 and June 30, 2025, the allowance for credit losses for the Group’s accounts receivable was US$138,327 and US$130,725, respectively.

(h)	Inventories

Inventories, consisting of foods, consumables and beverage, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventories are computed using first-in, first-out method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product shelf life, product obsolescence, and other factors. The Group periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. No inventory write-downs of were recorded for the six months ended June 30, 2024 and 2025, respectively.

(i)	Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2025, the Group had capitalized deferred offering costs of US$243,267, and all the deferred offering costs will be charged against the shareholders’ equity upon consummation of the initial first offering (“IPO”).

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Freehold land is not depreciated but is subject to impairment test if there is an indication of impairment. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Residual value rate is determined to be zero based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives are as follows:

Category	Estimated useful lives
Freehold building	50 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Equipment	10 years
Furniture and fixtures	10 years
Computers	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income in operating expenses.

(k)	Intangible assets, net

Intangible assets consist of software and brand name.

Intangible assets with finite lives

Intangible assets with finite lives are software, which are carried at acquisition cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are tested for impairment when impairment indicators arise. Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	3 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

Intangible assets with indefinite useful lives

Indefinite-lived intangible asset is intellectual property rights related to the brand name of “Zi Wei Yuan” (“ZWY”), including trademarks, trade names, copyrights, know-how expertise, and all other proprietary rights, which were acquired separately in an asset purchase transaction. No useful life was determined in the contract terms when the Group acquired the brand name. The Group expects that such intangible asset is unlikely to be terminated, is not subject to any renewal restrictions, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. Such intangible asset is not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

The Group evaluates indefinite-lived intangible asset annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible asset is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing catering industry in Southeast Asia, the stable macroeconomic conditions in Malaysia, the Group’s improving profitability performance, and the Group’s future development plans, the Group determined that it is not likely that the brand name of “Zi Wei Yuan” was impaired as of June 30, 2025. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2025.

(l)	Impairment of long-lived assets

Long-lived assets deployed at company-owned restaurants include (i) property and equipment, (ii) operating lease right-of-use asset, net of the related operating lease liabilities, (iii) finance lease right-of-use asset, net of the related finance lease liabilities, and (iv) intangible assets with finite lives.

The Group reviews its long-lived assets for impairment periodically whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, an evaluation for impairment is performed at the lowest level of identifiable cash flows that are expected to generate from the use of the assets and their eventual disposition, which is at the individual restaurant level. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the six months ended June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

(m)	Long-term investments

Long-term investments are the Group’s equity investments in privately held companies accounted for equity method.

Equity method investments

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition.

The Group assesses its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash bur rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that is decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(n)	Revenue recognition

The Group’s revenues are derived principally from (i) restaurant operations, which further include revenues from company-owned restaurant operations, sales of food ingredients and condiments, and franchise licensing, and (ii) others.

The Group recognizes revenues pursuant to ASC 606, Revenues from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of any service tax and surcharges.

Restaurant operations

Company-owned restaurants operations

Revenues from restaurants operated by the Group are recognized when customers take possession of the food and tender payment, which is when the obligation performance is satisfied. Revenues from restaurant operations are presented net of service tax and discounts, if any.

The Group also offers food delivery service to customers who want to order takeaway food through third-party aggregators’ platforms or from certain of the Group’s restaurants. When control of the takeaway food has transferred, being at the point the customers receive the takeaway food delivered by the delivery staff of third-party aggregators or the Group’s own riders, the Group recognizes revenues, excluding delivery fees and platform charges if the food is delivered by the third-party aggregators.

Proceeds from the sales of prepaid cards are recognized as contract liabilities and recognized as revenues when consumed by the customer. These prepaid cards have no expiration and can be utilized in the future consumption in restaurants at customers’ discretion.

From time to time, the Group offers discounts to customers, especially customers with prepaid value-stored cards, in the form of issuing coupons that can be applied in future purchases. For the six months ended June 30, 2024 and 2025, the amount of the coupons issued are not material.

Sales of food ingredients and condiments

The Group recognizes revenues from sales of food ingredients and condiments to local distributors or licensees who operate franchised restaurants, at the transaction price as stipulated in the purchase order or agreement, when the goods are delivered to the place designated by the buyer, and all significant risks and rewards of ownership of the goods are transferred to the buyer.

Franchise licensing

Pursuant to the standard licensing agreement that sets out the terms of the Group’s arrangement with the licensee, licensees in Malaysia are required to a fixed amount of administrative fee and settle applicable costs expenses, for pre-opening and ongoing support services and the authorization to operate a franchised restaurant using the trademarks, trade names, logos, and other proprietary marks associated with the brands of Chicken Claypot House and/or Zi Wei Yuan. Administrative fees are generally settled on a monthly basis. Applicable costs and expenses are charged as occurred. For licensees outside of Malaysia, they are required to pay a master license fee as in a fixed upfront payment for pre-opening and ongoing support services, the authorization of the access to the proprietary marks associated with the brand of Chicken Claypot House and/or Zi Wei Yuan, and the right to operate a fixed number of restaurants under the authorized brands. Additionally, for each restaurant such master licensee opens above the fixed number agreed or sub-franchises to other third-parties, a fixed outlet license fee shall also be paid. Master license fee is higher than outlet license fee, since master license is granted with the overarching right to operate the business within a specified territory, including the power to grant outlet license within the territory. Renewal license fee is also required for extension of the license term.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

During the effective license term, licensees are also required to share a certain percentage of the applicable restaurant outlet’s gross revenues with the Group as royalties, which represents the majority of the consideration the Group receives under the licensing agreement. Royalty rates are generally between 5% to 7.5% for each restaurant outlet, and royalties are typically billed and settled on a monthly basis.

Only one performance obligation is identified in the licensing agreement with licensees, since the Group has determined that the pre-opening and ongoing support services are highly interrelated with the franchise right and are therefore not distinct from providing the continuous access to the franchise license.

Accordingly, revenues from administrative fees and license fees are recognized on a straight-line basis over the applicable term as stated in each agreement, which is consistent with the licensee’s right to access and benefit from the proprietary marks during the period. Continuing payments from royalties are recognized as revenue when the related sales occur.

From time to time, the Group provides additional support services to the licensees for which the Group charges direct reimbursements to cover the costs and expenses incurred, which are recognized as revenues from franchise licensing as occurred.

Others

The Group also generates revenues from leasing out buildings.

The Group recognizes revenues from leasing out buildings in the gross amount of contractual rent over the lease term on a straight-line basis. Leasing revenue is recognized in accordance with ASC 842.

The following table disaggregates the Group’s total revenues by revenue streams:

	For the six months ended June 30,
	2024	2025
By revenue type
Restaurant operations	$4,284,011	$4,456,598
Company-owned restaurant operations	3,513,721	3,074,004
Sales of food ingredients and condiments	457,054	1,118,505
Franchise licensing	313,236	264,089
Others	161,148	211,481
Total	$4,445,159	$4,668,079

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	For the six months ended June 30,
	2024	2025
Timing of revenue recognition
At a point in time	$3,970,775	$4,192,509
Over time	474,384	475,570
Total	$4,445,159	$4,668,079

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. Other than accounts receivable, the Group had no other material contract assets recorded on its condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025, respectively.

The contract liabilities consist of advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Group fulfills its performance obligation. The Group’s advances from customers amounted to US$36,952 and US$35,867 as of December 31, 2024 and June 30, 2025, respectively. During the six months ended June 30, 2024 and 2025, the Group recognized US$18,609 and US$8,881 revenue that was included in deferred revenue balance at January 1, 2024 and 2025, respectively.

(o)	Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for majority of products and services provided unless stated otherwise. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR1,500,000 (US$356,430). Service taxes amounted to US$183,395 and US$156,555 for the six months ended June 30, 2024 and 2025, respectively and were recorded as a deduction against the Group’s gross revenue.

(p)	Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(q)	Related party transaction

The Group accounts for related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(r)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

CODM regularly reviews entity-wide operating results, especially consolidated revenues and pretax income, when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one principal reportable segment. The single reportable segment is restaurant operations, among which revenues from company-owned restaurants are considered as the primary revenue source, while sales of food ingredients and condiments, franchise licensing are diversified revenue contributions dependent upon the Group’s brand influence.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and pretax income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, selling and marketing expenses, general and administrative expenses which are separately presented on the Group’s consolidated statements of operations and comprehensive income. Other segment items within pretax income include financial expenses, net, other income or loss, net. The CODM uses these primary measurements in the process of preparing annual budget and forecast for the segment, and conducting competitive analysis by benchmarking to the Group’s competitors at the same development stage. Budget-to-actual variances in all these two measurements are considered when making decisions and adjustments on the allocation of resources including personnel, property, and capital. The CODM also uses pretax income to assess return on marketing activities and monitor overall spending in employee compensation, general support and financing costs.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are all located in Malaysia, and the Group’s revenues are all derived from Malaysia, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of operations and comprehensive income.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(s)	Recently issued accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently issued accounting pronouncements adopted

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group has adopted ASU 2023-01 from January 1, 2024. The Group evaluates that the impact of adoption of this ASU is immaterial to the unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has adopted ASU 2023-07 since the fiscal year of 2024. The Group evaluates that the impact of adoption of this ASU and has amended disclosure to segment reporting for single reportable segment in the unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Accounts receivable	$720,966	$785,104
Provision of allowance for expected credit losses	(138,326)	(130,725)
Total accounts receivable, net	$582,640	$654,379

During the six months ended June 30, 2024 and 2025, the Group recognized expected credit loss of US$39,442 and reversed expected credit loss of US$15,567, respectively.

The movement of the provision of allowance for expected credit losses is as follows:

	For the six months ended June 30,
	2024	2025
Balance at the beginning of the period	$52,430	$138,326
Additions	181,771	(15,567)
Foreign currency translation	(144,619)	7,966
Balance at the end of the period	$89,582	$130,725

4.	INVENTORIES

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Foods	$159,379	165,475
Consumables	124,777	96,389
Beverage	27,269	33,862
Total inventories	$311,425	$295,726

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Interest-free loan to third parties (1)	$531,715	$1,189,607
Deposits	349,870	371,338
Tax prepayment	257,964	341,426
Prepaid expenses	89,803	177,054
Advance to suppliers	1,314	78,740
Others	29,201	42,743
Total prepaid expenses and other current assets	$1,259,867	$2,200,908

(1)	In June 2025, the Group entered into an interest-free loan agreement to lend funds of MYR2,384,840 (US$566,686) to a third-party company, and maturity date of this interest-free loan is on December 25, 2025.

For the six months ended June 30, 2024 and 2025, the Group recorded nil provision for expected credit losses for the Group’s prepaid expenses and other current assets.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Freehold buildings	$2,387,718	$2,535,860
Freehold land	857,653	910,864
Leasehold improvements	619,912	740,094
Equipment	375,838	414,435
Furniture and fixtures	208,511	235,266
Computers	12,106	12,856
Total	4,461,738	4,849,375
Less: accumulated depreciation	(795,984)	(972,114)
Total property and equipment, net	$3,665,754	$3,877,261

The Group recorded depreciation expenses of property and equipment of US$134,471 and US$120,429 for the six months ended June 30, 2024 and 2025, respectively.

For the six months ended June 30, 2024 and 2025, the Group recorded a loss from disposal of property and other equipment of US$93,328 and US$544, respectively. Gain from disposal of property and other equipment during the six months ended June 30, 2024 was mainly due to the transfer of an outlet to a related party.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Finite-lived intangible assets
Software	$67,925	$73,846
Less: accumulated amortization	(36,935)	(51,448)
Subtotal	30,990	22,398

Indefinite-lived intangible assets
Trademark and trade name	167,804	178,215
Subtotal	167,804	178,215
Total intangible assets, net	$198,794	$200,613

The Group recorded amortization expenses of finite-lived intangible assets of US$10,040 and US$11,755 for the six months ended June 30, 2024 and 2025, respectively.

Based on the result of the Group’s impairment assessment on indefinite-lived intangible asset performed as of June 30, 2025, the Group did not identify any events or changes in circumstances indicate that it is more likely than not that the asset is impaired. In consideration of the growing catering industry in Southeast Asia, the stable macroeconomic conditions in Malaysia, the Group’s improving profitability performance, and the Group’s future development plans, the Group determined that it is not likely that the brand name of “Zi Wei Yuan” was impaired as of June 30, 2025. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2025.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

8.	LONG-TERM INVESTMENTS

Long-term investments, consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Equity-method investments:
Investment in CCH Tasty Sdn. Bhd.	$89,896	$87,899
Investment in CCH KCH Sdn. Bhd.	79,018	65,796
Investment in CCH (Sabah) Sdn. Bhd.	17,408	5,860
Total long-term investments	$186,322	$159,555

Long-term investments are the Group’s equity investments in privately held companies, over which the Group has the ability to exert significant influence but does not otherwise have control, which were all subsequently accounted for using the equity method.

On July 8, 2020, the Group acquired 60% equity interest in CCH Tasty Sdn. Bhd. (“CCH Tasty”), a restaurant operator, for a cash consideration of US$19,090 (MYR80,040). On August 11, 2020, the Group disposed 20% equity interest at nominal consideration and remained 40% equity interest in CCH Tasty ever since.

On May 27, 2022, the Group acquired 20% equity interest in CCH (Sabah) Sdn. Bhd., a restaurant operator, for a cash consideration of US$31,986 (MYR140,020).

On June 22, 2023, the Group acquired 40% equity interest in CCH KCH Sdn. Bhd., a restaurant operator, for a cash consideration of US$87,851 (MYR400,400).

The following table sets forth the changes in the Group’s long-term investments:

Amount
Balance at December 31, 2023	$172,576
Share of income from equity method investments	18,004
Exchange difference	(4,549)
Balance at June 30, 2024	$186,031

Balance at December 31, 2024	$186,322
Share of income from equity method investments	(36,866)
Exchange difference	10,099
Balance at June 30, 2025	$159,555

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

9.	BORROWINGS

The Group had the below borrowings for working capital purpose:

Bank overdrafts(i)

	As of December 31,	As of June 30,
	2024	2025
Alliance Islamic Bank Behard(ii)	$309,843	$340,305
RHB Bank Berhad(iii)	77,367	24,011
Malayan Banking Berhad(iv)	71,065	41,637
Total short-term borrowings	$458,275	$405,953

(i)	All bank overdrafts are due on demand. Interest charged for the Group for the six months ended June 30, 2024 and 2025 both ranged from 5.00% to 8.65% per annum.
(ii)	Bank overdrafts from Alliance Islamic Bank Berhad are joint guaranteed by Mr. Goh Kok E and Mrs. Tan Yee Wei and legal charges over the land and building properties of the Group. As of June 30, 2025, there are US$16,125 unutilized amount in the line of credit under bank overdraft facilities from Alliance Islamic Bank Berhad.
(iii)	Bank overdrafts from RHB Bank Berhad are joint guaranteed by Mr. Goh Kok E and Mrs. Tan Yee Wei and pledged by 2 shop lots buildings and lands of the Group. As of June 30, 2025, there are US$94,799 unutilized amount in the line of credit under bank overdraft facilities from RHB Bank Berhad.
(iv)	Bank overdrafts from Malayan Banking Berhad are guaranteed from Syarikat Jaminan Pembiayaan Berhad (SJPP) under working capital guarantee scheme (WCGS), joint guaranteed by Mr. Goh Kok E and Mrs. Tan Yee Wei, and 1% commitment fee per annum based on unutilized portion. As of June 30, 2025, there are US$29,649 unutilized amount in the line of credit under bank overdraft facilities from Malayan Banking Berhad.

The weighted average interest rate of bank overdrafts was 7.70% and 8.03% for the six months ended June 30, 2024 and 2025, respectively.

Long-term bank loans

			As of December 31,
			2023		2024
	Annual Interest Rate	Maturity	Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
Long-term borrowings:
Alliance Islamic Bank Berhad(i)	BFR* - 2.20% per annum (Current BFR 5.42% per annum, Min rate 3.2% per annum, Ceiling rate 15% per annum)	2047/9/1	$1,512,002	43,069	$1,583,213	44,697
Malayan Banking Berhad(ii)	1~5 years: Fixed rate of 4.75% per annum on monthly rest; thereafter: BLR**+2.5% per annum on monthly rest.	2026/12/1	20,422	20,683	10,309	22,493
RHB Bank Berhad(iii)	3.55%	2047/6/5	279,707	8,827	292,223	9,578
United Overseas Bank (Malaysia) Bhd (iv)	4.35%	2028/6/19	-	-	31,362	16,162
Total long-term borrowings			$1,812,131	72,579	$1,917,107	92,930

*	BFR is base financing rate which is presently 6.67% per annum.

**	BLR is the rate from time to time stipulated by the Bank as its Base Lending Rate. Currently, the BLR is 6.65% per annum.
(i)	On 12 July, 2022, the Group entered into a loan agreement to borrow funds of MYR7,360,000 (US$1,748,883) with Alliance Islamic Bank Behard during the period from July 2022 to September 2047 for purchase two buildings. The Group repays MYR38,524 (US$8,805) every month after July 2022, until the loan maturity date. This borrowing was joint guaranteed by Goh Kok E and Tan Yee Wei and legal charges over the landed properties of the Company.
(ii)	On 7 September, 2021, the Group entered into a loan agreement to borrow funds of MYR440,000 (US$104,533) with Malayan Banking Berhad during the period from September 2021 to December 2026. The Group repays MYR8,254 (US$1,887) every month after September 2021, until the loan maturity date. This borrowing was joint guaranteed by Goh Kok E and Tan Yee Wei and Credit Guarantee Corporation (M) Berhad (CGC) Guarantee under Flexi Guarantee Scheme (FGS).
(iii)	On 26 January, 2022, the Group entered into a loan agreement to borrow funds of MYR1,350,000 (US$320,787) with RHB BANK BERHAD during the period from January 2022 to June 2047 for purchase two shop lots. The Group repays MYR6,795 (US$1,533) every month after January 2022, until the loan maturity date. This borrowing was joint guaranteed by Goh Kok E and Tan Yee Wei and 2 shop lots of the Company.
(iv)	On 10 April, 2025, the Group entered into a loan agreement to borrow funds of MYR200,000 (US$47,524) with United Overseas Bank (Malaysia) Bhd during the period from June 2025 to June 2028 for working capital use. The Group repays MYR6,281 (US$1,436) every month after June 2025, until the loan maturity date. This borrowing was joint guaranteed by Goh Kok E and Tan Yee Wei.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

As of December 31, 2024 and June 30, 2025, the current portion of the long-term borrowings is US$72,579 (MYR324,391) and US$92,930 (MYR391,087), respectively.

The weighted average interest rate of long-term borrowings was 4.59% and 4.25% for the six months ended June 30, 2024 and 2025, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Accrued professional service expenses	$-	$214,289
Accrued payroll and welfare	234,804	154,673
Deposits payable	99,999	142,553
Accrued daily service expenses	97,986	102,396
Loan payable	44,916	47,702
Accrued maintenance expenses	13,025	40,593
Tax payable	86,542	36,116
Accrued utility expense	101,873	27,776
Others	33,985	53,265
Total accrued expenses and other current liabilities	$713,130	$819,363

11.	OPERATING LEASES

The Group entered into operating leases for use of office, central kitchen and restaurant premises in Malaysia.

The Group’s operating lease right-of-use assets and lease liabilities recognized in the condensed consolidated balances sheets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Operating lease right-of-use assets	$3,487,694	$4,051,679
Amortization of operating lease right-of-use assets	(2,741,494)	(3,387,781)
Operating lease right-of-use assets, net	$746,200	$663,898

Operating lease liabilities, current	$656,536	$512,273
Operating lease liabilities, non-current	186,286	220,635
Total operating lease liabilities	$842,822	$732,908

	For the six months ended June 30,
	2024	2025
Weighted average remaining lease term (in years)	1.66	1.57
Weighted average discount rate	7.40%	7.40%
Operating right-of-use assets obtained in exchange for operating lease liabilities	$119,276	$315,295
Cash paid for operating leases	$454,227	$471,316

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

A summary of lease cost recognized in the Group’s unaudited condensed consolidated statements of operations and comprehensive income was as follows:

	For the six months ended June 30,
	2024	2025
Operating leases expense excluding short-term lease expense	$432,199	$438,990
Short-term lease cost	92,772	91,616
Total	$524,971	$530,606

The following is a schedule of future minimum payments under the current existing operating leases as of June 30, 2025:

For the years ending December 31,	Amount
Remainder of 2025	$364,397
2026	268,982
2027	127,008
2028	17,394
Total lease payments	777,781
Less: imputed interest	(44,873)
Total operating lease liabilities	$732,908

12.	FINANCE LEASES

The Group entered into finance leases with two banks for use of motor vehicles.

The Group’s finance lease right-of-use assets and lease liabilities recognized in the condensed consolidated balances sheets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Finance lease right-of-use assets	$269,998	$286,750
Amortization of finance lease right-of-use assets	(84,280)	(103,847)
Finance lease right-of-use assets, net	$185,718	$182,903

Finance lease liabilities, current	$35,265	38,043
Finance lease liabilities, non-current	92,197	78,747
Total finance lease liabilities	$127,462	$116,790

	For the six months ended June 30,
	2024	2025
Weighted average remaining lease term (in years)	3.93	2.93
Weighted average discount rate	3.13%	3.13%
Cash paid for finance leases	$18,275	$19,741

For the six months ended June 30, 2024 and 2025, the Group incurred finance lease expenses of US$12,767 and US$13,791, respectively.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

The following is a schedule of future minimum payments under the current existing finance leases as of June 30, 2025:

For the years ending December 31,	Amount
Remainder of 2025	$24,234
2026	41,046
2027	41,046
2028	15,826
Total lease payments	122,152
Imputed interest	(5,362)
Total	$116,790

13.	COST OF REVENUES

Cost of revenues consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Material costs	$1,464,732	$1,866,005
Payroll costs	987,168	1,083,033
Rental costs	461,123	465,273
Utilities costs	177,046	177,535
Depreciation of property and equipment	124,104	103,163
Repairs and maintenance costs	44,214	82,707
Others	8,547	10,998
Total	$3,266,934	$3,788,714

14.	TAXATION

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income and corporate tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

Malaysia

The Group’s subsidiaries including STCH Holding, STCH GH, ZWY Raja Uda, CHH KL, CCH Tropika, GTL F&B and GEF are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (approximately US$37,500) taxable income, and 17% for taxable income between MYR150,000 (approximately US$37,500) to MYR600,000 (approximately US$150,000), with the remaining balance of taxable income being taxed at the 24% rate.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

For the six months ended June 30, 2024 and 2025, the details of income tax expense are set forth below:

	For the six months ended June 30,
	2024	2025
Current income tax	$190,539	$70,153
Deferred income tax	(46,563)	18,701
Total income tax expense	$143,976	$88,854

The interim tax expense is calculated using the estimated annual effective tax rate and adjusted for discrete items. For the six months ended June 30, 2025, the Company’s effective income tax rate was 185.9% compared to 22.3% for the prior year period. The increase in the effective tax rate was mainly due to changes in the valuation allowance, reflecting continued losses in certain subsidiaries. It was also affected by discrete tax items during the period, primarily expenses related to the Company’s IPO. During this period, the Company recorded an income tax expense of $88,854 on a pre-tax loss from continuing operations of $47,788. For the six months ended June 30, 2024, the Company had recorded an income tax expense of $143,976 on a pre-tax loss from continuing operations of $644,250. As of December 31, 2024 and June 30, 2025, the Group had net operating loss carry-forwards of approximately US$133,996 and US$290,008, respectively. Each company’s net operating loss carry-forwards is subject to tax authorities’ review. As of December 31, 2024 and June 30, 2025, deferred tax assets from the net operating loss carry-forwards amounted to US$32,159 and US$69,602, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. Accordingly, US$32,159 and US$69,602 valuation allowance has been established as of December 31, 2024 and June 30, 2025, respectively.

As of June 30, 2025, net operating loss carry-forwards will expire, if unused, in the following amounts:

For the years ending December 31,	Amount
2033	$119,837
2034	14,159
2035	156,012
Total	$290,008

Uncertain tax positions

The Group is required to submit the final corporate income tax returns in Malaysia within seven months after each taxable period ends. As of June 30, 2025, in Malaysia tax jurisdiction, corporate income tax returns for the tax years ended May 31, 2020 through 2024 are subject to examination by the tax authorities.

Under applicable tax laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities in different tax jurisdictions. The Group could face material and adverse tax consequences if the tax authorities determine that the contractual arrangements in relation to the Group were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable tax laws, rules and regulations, and adjust the taxable income of the Group in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded for tax purposes, which could in turn increase its tax liabilities without reducing the tax expenses of subsidiaries subject to more favorable tax rate. In addition, the tax authorities may impose late payment fees and other penalties on the Group for the adjusted but unpaid taxes according to the applicable regulations. The Group evaluates each uncertain tax position based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

15.	RELATED PARTY TRANSACTIONS

Related Parties

The table below sets forth the major related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Mr. Goh Kok Foong	Chairman of the Board and CEO of the Company
2	Mr. Goh Kok E	Director and COO of the Company
3	Mrs. Tan Yee Wei	Direct relative of Mr. Goh Kok Foong
4	Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd	An entity controlled by Mr. Goh Kok E
5	CCH Ipoh Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
6	CCH Alor Setar Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
7	CCH F&B Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
8	Signature Tasty Claypot House (Arkadia) Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
9	Signature Tasty Claypot House (BL) Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
10	Abang Adek Holdings Sdn. Bhd.	An entity controlled by Mr. Goh Kok E
11	CCH (Sabah) Sdn. Bhd.	An entity significantly influenced by the Group
12	CCH KCH Sdn. Bhd.	An entity significantly influenced by the Group
13	CCH Tasty Sdn. Bhd.	An entity significantly influenced by the Group
14	Kopitan Classic Sdn. Bhd.	An entity under control by Mr. Goh Kok E and Mr. Goh Kok Foong
15	Kopitan Food Sdn. Bhd.	An entity under control by Mr. Goh Kok E and Mr. Goh Kok Foong
16	Ban Bu Dian (M) Sdn. Bhd.	Subsidiary of CCH F&B Sdn. Bhd., which is under control of Mr. Goh Kok E
17	Grizzly Spirit Sdn. Bhd.	Subsidiary of CCH F&B Sdn. Bhd., which is under control of Mr. Goh Kok E
18	Trident Consultancy Pte Ltd	An entity under control by Mr. Lim Soon Huat who is a major shareholder of the Company

Amounts due from/to related parties

Amounts due from/to related parties consisted of the following for the periods indicated:

	As of December 31,	As of June 30,
	2024	2025
Amounts due from related parties, current
Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd	$340,772	$378,984
Ban Bu Dian (M) Sdn. Bhd.	140,527	292,650
CCH Alor Setar Sdn. Bhd.	243,235	267,737
CCH Ipoh Sdn. Bhd.	269,021	226,276
CCH F&B Sdn. Bhd.	175,740	215,138
CCH (Sabah) Sdn. Bhd.	110,468	159,063
Kopitan Classic Sdn. Bhd.	202,236	158,028
Signature Tasty Claypot House (Arkadia) Sdn. Bhd.	56,180	130,791
CCH KCH Sdn. Bhd.	66,083	92,831
Mr. Goh Kok E	500,432	51,615
Mr. Goh Kok Foong	488,921	-
Others	103,904	117,974
Total amounts due from related parties, current (1)	$2,697,519	$2,091,087

Amounts due from related parties, non-current
Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd (2)	$489,274	$519,629
Abang Adek Holdings Sdn. Bhd. (3)	238,617	253,422
Total amounts due from related parties, non-current	$727,891	$773,051

Amounts due to related parties, current
Trident Consultancy Pte Ltd	-	180,000
Mr. Goh Kok Foong	38,036	101,255
Kopitan Food Sdn. Bhd.	98,275	87,224
Ban Bu Dian (M) Sdn. Bhd.	32,204	234
Others	8,560	14,303
Total amounts due to related parties, current	$177,075	$383,016

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

Material related party transactions

	For the six months ended June 30,
	2024	2025
Sales of food ingredients and condiments
Ban Bu Dian (M) Sdn. Bhd.	$49,844	$86,548
CCH F&B Sdn. Bhd.	47,364	51,637
Signature Tasty Claypot House (Arkadia) Sdn. Bhd.	23,702	38,068
CCH Alor Setar Sdn. Bhd.	53,743	36,956
CCH Ipoh Sdn. Bhd.	57,613	36,864
CCH Tasty Sdn. Bhd.	66,781	36,324
CCH (Sabah) Sdn. Bhd.	12,571	20,127
CCH KCH Sdn. Bhd.	7,294	6,342
Grizzly Spirit Sdn. Bhd.	25,019	-
Kopitan Classic Sdn. Bhd.	21,475	-

Franchise licensing income from related parties
Ban Bu Dian (M) Sdn. Bhd.	$8,690	$26,472
CCH (Sabah) Sdn. Bhd.	18,510	22,580
Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd	157,860	21,514
CCH Tasty Sdn. Bhd.	23,521	15,961
CCH F&B Sdn. Bhd.	8,765	9,015
CCH Ipoh Sdn. Bhd.	11,201	7,486
CCH Alor Setar Sdn. Bhd.	8,605	6,787
CCH KCH Sdn. Bhd.	12,020	6,569

Interest-free loans to related parties
Ban Bu Dian (M) Sdn. Bhd.	$-	$174,102
Signature Tasty Claypot House (Arkadia) Sdn. Bhd.	-	15,028
CCH KCH Sdn. Bhd.	-	8,737
Mr. Goh Kok Foong	613,601	-
Mr. Goh Kok E	88,415	2,743

Collection of interest-loans to related parties
Mr. Goh Kok Foong	$275,062	$537,859
Mr. Goh Kok E	23,077	498,303
CCH Ipoh Sdn. Bhd.	-	96,681
Kopitan Classic Sdn. Bhd.	-	51,101
Ban Bu Dian (M) Sdn. Bhd.	-	31,940
CCH Tasty Sdn. Bhd.	-	8,228

Capital injection to related parties
CCH KCH Sdn. Bhd.	$84,635	$-
CCH (Sabah) Sdn. Bhd.	29,622	-
CCH Tasty Sdn. Bhd.	16,927	-

Long-term interest-free loans to related parties
Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd	$355,279	$-
Abang Adek Holdings Sdn. Bhd.	95,849	-

Expenses paid on behalf of the Company
Trident Consultancy Pte Ltd	$-	$180,000

(1)	The balance of amounts due from related parties, current mainly includes interest-free loans which is due on demand and receivables arising from sales transactions with related parties.
(2)	The Group provided an interest-free credit facility to Zi Wei Yuan (Shen Zhen) Hotpot Restaurant Co., Ltd (“Zi Wei Yuan (Shen Zhen)”) of US$492,225 (RM2,200,000) to support its operations, and the maturity date of this interest-free credit facility is on August 1, 2028. As of June 30, 2025, the outstanding amount of the credit facility was US$519,629 (MYR2,186,809).
(3)	The Group provided an interest-free credit facility to Abang Adek Holdings Sdn. Bhd. (“Abang Adek”) of US$238,617 (RM1,066,500) to support its operations, and the maturity date of this interest-free credit facility is on July 16, 2027. As of June 30, 2025, the outstanding amount of the credit facility was US$253,422 (MYR1,066,500).

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

16.	ORDINARY SHARES

Upon completion of Reorganization, the Company issued 30,000,000 ordinary shares with a par value of $0.00001 to its shareholders as of June 5, 2025. As mentioned in Note 1, the Company effected the Share Surrender subsequently on September 5, 2025, and the issued and outstanding ordinary shares reduced to 18,000,000. As a result of the Recapitalization, all share and per share data in the consolidated financial statements have been retrospectively adjusted to all periods presented.

The share subscription receivable represented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retrospective basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual.

On October 6, 2025, the Company closed its initial public offering of 1,250,000 ordinary shares at a price to the public of US$4.00 per ordinary share. The Company’s ordinary shares began trading on the Nasdaq Capital Market on October 3, 2025, under the symbol “CCHH.”

On October 17, 2025, the underwriter of the Company’s Initial Public Offering (IPO) fully exercised their over-allotment option (the “Option”), which was originally granted to purchase up to an additional 187,500 Ordinary Shares. In connection with the full exercise of the Option, the Company issued 187,500 additional Ordinary Shares at the initial public offering price of US$4.00 per share. After giving effect to the full exercise of the Option, the total number of Ordinary Shares sold by the Company in the Offering increased from 1,250,000 shares to 1,437,500 shares. The total gross proceeds from the Offering increased to approximately US$5.75 million, before deducting estimated underwriting discounts and commissions and other offering expenses

On October 27, 2025, the Board of Directors of the Company approved the grant of 2,512,500 Restricted Shares to four Grantees under the Company’s 2025 Equity Incentive Plan. The Restricted Shares vest ratably over a four-year period, contingent upon the Participant’s continuous service. The awards are subject to standard transfer restrictions and the Company’s Right of First Refusal, and notably, the underlying shares do not confer voting rights (whether vested or unvested). The Board also ratified the filing of the S-8 Registration Statement with the U.S. Securities and Exchange Commission for the registration of the Ordinary Shares.

17.	SIGNIFICANT RISKS AND UNCERTAINTIES

(a)	Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to interest rate risk arising from cash in bank and bank loans. The Group expected no material risks from changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure.

(b)	Foreign exchange risk

The reporting currency of the Group’s operations was in USD and the Group’s subsidiaries generally use their local currencies as their functional currencies, i.e. Malaysian Ringgit (“MYR”). The Group is mainly exposed to foreign exchange risk in respect of operating activities when purchase of goods and services in geographic areas is using transaction currencies other than MYR.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

(c)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable, amounts due from related parties and interest-free loan to third parties, deposits within prepaid expenses and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that Group’s management believes to be high credit quality. Based on the Group’s historical experiences in collection of prepaid expenses and other current assets and amounts due from related parties, the Group consider the credit risk of these receivables to be relatively low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

(d)	Concentration of customers and suppliers

The following customers represent more than 10% of the Group’s total revenues for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Percentage of the Group’s revenues from
Customer A	*	15.5%

*	Represents percentage less than 10%

The following customers represent more than 10% of the Group’s total accounts receivable as of December 31, 2024 and June 30, 2025:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Group’s accounts receivable from
Customer A	65.2%	47.0%
Customer B	15.9%	26.5%
Customer C	11.9%	12.3%

The following customers represent more than 10% of the Group’s total advances from customers as of December 31, 2024 and June 30, 2025:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Group’s advances from
Customer D	70.6%	71.8%

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

The following suppliers represent more than 10% of the Group’s total purchases for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Percentage of the Group’s purchases from
Supplier A	*	15.2%

*	Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s accounts payable as of December 31, 2024 and June 30, 2025:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Group’s accounts payable to
Supplier B	*	11.3%
Supplier C	*	10.9%
Supplier D	55.5%	*

*	Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s advance to suppliers as of December 31, 2024 and June 30, 2025:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Group’s advances to
Supplier D	*	97.0%
Supplier E	93.5%	*

*	Represents percentage less than 10%

18.	COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024 and June 30, 2025, the Group had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025, and through the issuance date of these unaudited condensed consolidated financial statements.

CCH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. Dollar, except for share data)

19.	SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to June 30, 2025 through December 16, 2025, the issuance date of the unaudited condensed consolidated financial statements. Except for the events mentioned below, the Group did not identify any subsequent events with a material financial impact on the Group’s consolidated financial statements.

Initial Public Offering

On October 6, 2025, the Company closed its initial public offering of 1,250,000 ordinary shares at a price to the public of US$4.00 per ordinary share. The Company’s ordinary shares began trading on the Nasdaq Capital Market on October 3, 2025, under the symbol “CCHH.”

On October 17, 2025, the underwriters of the Company’s Initial Public Offering (IPO) fully exercised their over-allotment option (the “Option”), which was originally granted to purchase up to an additional 187,500 Ordinary Shares. In connection with the full exercise of the Option, the Company issued 187,500 additional Ordinary Shares at the initial public offering price of US$4.00 per share. After giving effect to the full exercise of the Option, the total number of Ordinary Shares sold by the Company in the Offering increased from 1,250,000 shares to 1,437,500 shares. The total gross proceeds from the Offering increased to approximately US$5.75 million, before deducting estimated underwriting discounts and commissions and other offering expenses.

2025 Equity Incentive Plan

On October 27, 2025, the Board of Directors of the Company approved the grant of 2,512,500 Restricted Shares to four Grantees under the Company’s 2025 Equity Incentive Plan. The Restricted Shares vest ratably over a four-year period, contingent upon the Participant’s continuous service. The awards are subject to standard transfer restrictions and the Company’s Right of First Refusal, and notably, the underlying shares do not confer voting rights (whether vested or unvested).